PROXY   **PROXY**

DIMON INCORPORATED
512 Bridge Street
P. O. Box 681
Danville, Virginia 24543

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. R. Stuart Dickson, Mr. Albert C. Monk III, and Mr. Norman A. Scher or any one of them, with full power of substitution in each, proxies (and if the undersigned is a proxy, substitute proxies) to vote all shares of stock in DIMON Incorporated, which the undersigned is entitled to vote, at the annual meeting of shareholders of said Company to be held October 31, 2000, at 10:00 A.M., at the principal office of the Company at 512 Bridge Street, Danville, Virginia, and at any and all adjournments thereof:

1.   ELECTION OF DIRECTORS (mark only one box)
      __FOR all nominees listed below (except as marked to the contrary below).
      __WITHHOLD AUTHORITY to vote for all nominees listed below.

      Nominees: Henry F. Frigon, John M. Hines and Thomas F. Keller.

      INSTRUCTION: To withhold authority to vote for any individual nominee, print that nominee's name in the space provided below.
      _____

The Board recommends a vote "FOR" the foregoing proposal.

Please sign and date on reverse side.

2.   In their discretion, the proxies are authorized to vote upon such other business and matters incident to the conduct of the meeting as may properly come before the meeting.

This proxy when properly executed and delivered will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted "FOR" the election of all Directors.

Dated _____, 2000   _____

                                 SHAREHOLDER'S SIGNATURE
                                 Please sign exactly as the name appears on this card. Only one of several joint owners need sign. Fiduciaries and Corporate Officers should give full title.

Please mark, sign, date and return the proxy card promptly using the enclosed envelope.